United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2015

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

PHAROL: Maximum focus on asset optimization and Shareholders’ Reward Madrid, July 6th 2015

DISCLAIMER This document has been prepared by PHAROL, SGPS S.A. (the “Company”), and is being supplied to you for information purposes only. This document does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for or purchase any securities. The information in these materials are provided as of the date of this presentation. The Company are under no obligation to update or keep current the information contained in this document. No representation or warranty, express or implied, is made as to, and no reliance should be placed on, the truthfulness, completeness, fairness, adequacy, accuracy or correctness of the information or opinions contained herein and any reliance you place on them will be at your sole risk. The information contained herein does not constitute investment, legal, accounting, regulatory, taxation or other advice and the information does not take into account your investment objectives or legal, accounting, regulatory, taxation or financial situation or particular needs. You are solely responsible for forming your own opinions and conclusions on such matters and the market and for making your own independent assessment of the information. The Company, its directors, members, managers, consultants and employees, do not accept any liability whatsoever for any claim or loss howsoever arising, directly or indirectly, from the use of this document or its contents, or otherwise arising in connection with this document.

AT PHAROL WE ARE FOCUSING WORK ON 3 KEY STRATEGIC GUIDELINES Maximize performance and ROIC of PHAROL assets Optimize our cost structure following best international practices Increase Shareholders’ value and remuneration

OUR ASSET PORTFOLIO Participation in Oi PHAROL is today Oi’s major Shareholder (27.5% stake + Call options) Rio Forte Rio Forte Debt instruments (nominal value €897mn) Cash and other liquid assets Current cash position exceeding €80mn

OUR STRATEGIC PRIORITIES FOR OI Strengthen Balance Sheet Maximum financial rigor: back to positive FCF Focus on Profitability and cash generation Bring Best Practices to Corporate Governance Active participation in potential consolidation scenarios Strategic Priorities Oi’s guidance for 2015 confirmed: Recurring EBITDA in Brazil exceeding R$ 7.0bn OCF improvement in the R$ 1.2-1.8bn range Seeking to return to positive FCF trough: CAPEX efficiency and network optimisation EBITDA growth Asset sales and subsequent refinancing Maximum Financial Rigor Strengthening Balance Sheet Realise asset value Sale of PT Portugal Sale of non-core assets (Unitel,...) Real estate monetisation Reduce financial expenses Through sales cash inflows TAC (1) projects filed with ANATEL Build new relationship with the regulator aiming to reduce current and potential new liabilities through TAC 2015 plan delivery based on 4 key pillars: Reduce opex and optimize capex Improve working capital Improve profitability per customer Optimize workforce Focus on profitability and cash generation

OI: FIRST QUARTER 2015 KPIS Personal Mobility % YoY Residential % YoY Corporate / SMEs % YoY Service Revenues Improved YoY and QoQ on Prepaid Recharges and Better Mix at Residential Segment Net Revenues % YoY Q1 2015 Performance Net Revenue ($Rbn) EBITDA ($Rbn) Capex ($Rbn) OpFCF ($Rbn) (0.5%) 12.8% (18.5%) 88.3% (5.3) (4.9) (11.4) (3.4) 0.3 3.5 6.5 (2.0) 4.1 8.8 1Q14 2Q14 3Q14 4Q14 1Q15 (0.1) (2.3) (4.4) (5.1) (2.4) 1Q14 2Q14 3Q14 4Q14 1Q15 0.8 (2.8) (3.1) (1.5) (3.1) 1Q14 2Q14 3Q14 4Q14 1Q15 (1.8) (3.2) (6.7) (3.8) (1.7) 0.9 0.2 (3.5) (1.1) (0.8) 1Q14 2Q14 3Q14 4Q14 1Q15 Service Revenues Customer Revenues 6.9 6.8 1Q 14 1Q 15 1.7 1.9 1Q 14 1Q 15 1.2 1.0 1Q 14 1Q 15 0.5 0.9 1Q 14 1Q 15

PHAROL’S CALL OPTION ON OI SHARES: TECHNICALITIES Option over 47.4m ON shares and 94.9m PN treasury shares Strike prices: R$ 20.104 for ON shares and R$ 18.529 for PN shares (adjusted by CDI + 1.5% p.a.) If exercised in full, PHAROL’s total stake in Oi would reach 39.7% Call option shares to be reduced by 10% at the end of 1st year and 18% per year thereafter (1st year began on 31st March 2015) Oi has rights of first refusal on the Call options should PHAROL sell (rather than exercise)

RIO FORTE DEBT INSTRUMENTS PHAROL owns €897 mm debt instruments issued by Rio Forte Following Rio Forte insolvency, legal claims have been submitted to recover this debt Rio Forte asset disposal process currently underway (Espírito Santo Saúde and some Tivoli hotels) At this stage is not possible to assess accurately its recovery rate and timing since several of the credits granted by Rio Forte are currently under discussion Latest news: Claim of €897 mn expected to be admitted in Luxembourg Court (bankruptcy ruler) by September 2015 PHAROL evaluating different exit solutions Liability claim against former members of the Board of Directors and External Auditor (Deloitte) has been presented to Shareholders for Approval

USES OF CASH INFLOWS PHAROL is today fully immersed in the evaluation of its strategic cash needs to optimize Oi and Rio Forte assets. The final aim of this program is the subsequent analysis of the best options to improve remuneration to Company Shareholders. Our commitment to Shareholders is to devote all efforts of the Board of Directors and Top Management to maximize the value of the Company assets and focus in every possibility to increase Shareholder’s remuneration.

OPTIMISATION OF HOLDING COST STRUCTURE Top Management is also absolutely focus on improving Headquarter cost structure A full cost rationalization program and a good number of outsourcing solutions are under research and/or implementation. Amongst these, it is worth mentioning the optimization of workforce in the Holding Company, shift from own to external services, reducing the cost of governance bodies,... Major cost control programs in our key assets are under study

CORPORATE GOVERNANCE: IMPLEMENTING INTERNATIONAL BEST PRACTICES New Board of Directors (3 year mandate) Over 1/3rd of independent members New Chairman of the Board was elected by AGM last May Board of Directors has appointed an executive committee, with 2 Board Members as Top Management Main Corporate bodies include a ‘Professional Control Council’ (replacing Audit Committee) and a Remunerations Committee, both elected by the AGM As in the past, the Company is accompanied by External Auditor/Statutory Auditor PHAROL is preparing a full revision of the remuneration programs of its Government bodies to be submitted for approval very soon Under this revision, Board and Management members will have strong variable remuneration schemes totally aligned with Shareholders interests and based upon consecution of Company Strategic targets

FINAL REMARKS At PHAROL we aware of the importance to achieve our two main targets simultaneously: maximize the performance of our assets and improving remuneration to Shareholders Our position as major shareholder of Oi allows us to support closely the Company to improve its profitability while participating pro actively in the potential consolidation of the sector in Brazil With regards to Rio Forte debt instruments, we will analyze every possible exit solution to accelerate recovery and timing and will manage pro-actively the different possible scenarios Our Management model is based on the in-depth understanding and monitoring of our assets to support the optimization of their results and returns, and the implementation of the best international practices to all critical company levels, including organization, cost structure and corporate governance As a final remark, Company aim is to manage proactively all our assets by bringing our know how and professionalism to its execution, understanding their cash needs to be able to adequately remunerate our shareholders and bringing maximum financial rigor and international best practices to cost structure rationalization and corporate governance principles

THANK YOU We are now ready for questions

PHAROL, SGPS SA Q12015 Financial Statements Appendix

PORTUGAL TELECOM, SGPS, S.A. CONSOLIDATED INCOME STATEMENT THREE MONTH PERIODS ENDED 31 MARCH 2015 AND 2014 1Q15 1Q14 Restated CONTINUING OPERATIONS COSTS, LOSSES AND (INCOME) Wages and salaries 1,005,909 3,182,911 Supplies, external services and other expenses 2,496,890 890,16 Indirect taxes 469,056 639,991 Depreciation 23,654 46,038 Losses on disposal of fixed assets, net - 31,691 Net other gains - (490,244) 3,995,509 4,300,547 Loss before financial results and taxes (3,995,509) (4,300,547) FINANCIAL LOSSES AND (GAINS) Net interest income (200,268) (6,800,617) Net foreign currency exchange gains (26,258) (66,715) Equity in losses of joint ventures 38,654,670 16,668,786 Net other financial losses (gains) 568,920 (172,675) 38,997,064 9,628,779 Loss before taxes (42,992,573) (13,929,326) Income taxes 46 65,084 Net loss from continuing operations (42,992,619) (13,994,410) DISCONTINUED OPERATIONS Net income from discontinued operations - 8,854,311 NET LOSS (42,992,619) (5,140,099) Attributable to non-controlling interests - 9,582,621 Attributable to equity holders of the parent (42,992,619) (14,722,720) Earnings per share from continuing operations Basic (0.05) (0.02) Diluted (0.05) (0.02) Earnings per share Basic (0.05) (0.02) Diluted (0.05) (0.02)

PORTUGAL TELECOM, SGPS, S.A. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME THREE MONTH PERIODS ENDED 31 MARCH 2015 AND 2014 Euro 1Q15 1Q14 Net loss recognised in the income statement (42,992,619) (5,140,099) Income (expenses) recognised directly in shareholders' equity Items that may be reclassified subsequently to the income statement Translation of foreign investments (i) (24,659,319) 106,823,303 Share in other comprehensive income of joint ventures (ii) 213,263 9,466,233 Items that will not be reclassified to the income statement Post retirement benefits Net actuarial gains - 28,330,757 Tax effect - (6,516,074) Other expenses recognised directly in shareholders' equity, net (iii) 1,411,790 6,606,483 Total earnings (losses) recognised directly in shareholders' equity (23,034,266) 144,710,702 Total comprehensive income (loss) (66,026,885) 139,570,603 Attributable to non-controlling interests - 9,709,128 Attributable to equity holders of the parent (66,026,885) 129,861,475 (i) Losses recorded in the first quarter of 2015 and gains recorded in the first quarter 2014 relate mainly to the impact of, respectively, the depreciation and appreciation ofthe Real against the Euro on the investments in Brazil. (ii) This caption relates to the effective share of PT SGPS in fair value changes of Oi's derivative hedge instruments. (iii) In the first quarter 2015, this caption corresponds to PT SGPS's effective share in actuarial gains recorded by Oi regarding its post retirement benefits plans. In the first quarter of 2014, this caption includes the share of PT SGPS in losses recorded directly in equity by Oi , as well as other losses recorded directly in equity by companies that were classified as discontinued operations following the capital increase of Oi held on 5 May 2014.

PORTUGAL TELECOM, SGPS, S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION 31 MARCH 2015 AND 31 DECEMBER 2014 31 Mar 2015 31 Dec 2014 ASSETS Current Assets Cash and cash equivalents 104,299,925 109,511,599 Accounts receivable 228,524 67,430 Taxes receivable 5,694,331 6,135,935 Prepaid expenses 286,725 11,997 Non-current assets held for sale - 388,380,655 Total current assets 110,509,505 504,107,616 Non-Current Assets Taxes receivable 12,710 3,440 Investments in joint ventures 794,205,376 714,177,448 Tangible assets 182,024 163,866 Other non-current assets 220,264,286 - Total non-current assets 1,014,664,396 714,344,754 Total assets 1,125,173,901 1,218,452,370 LIABILITIES Current Liabilities Short-term debt 81,719 54,084 Accounts payable 15,851,090 8,961,143 Accrued expenses 21,541,248 23,449,284 Taxes payable 170,104 5,356,014 Provisions 75,858 27,186,177 Other current liabilities 856,550 856,549 Total current liabilities 38,576,569 65,863,251 Non-Current Liabilities Medium and long-term debt 84,620 49,523 Taxes payable 38,593 38,593 Total non-current liabilities 123,213 88,116 Total liabilities 38,699,782 65,951,367 SHAREHOLDERS' EQUITY Share capital 26,895,375 26,895,375 Treasury shares (178,071,827) (178,071,827) Legal reserve 6,773,139 6,773,139 Reserve for treasury shares 185,042,147 185,042,147 Other reserves and accumulated earnings 1,045,835,285 1,111,862,169 Total equity 1,086,474,119 1,152,501,003 Total liabilities and shareholders' equity 1,125,173,901 1,218,452,370

PORTUGAL TELECOM, SGPS, S.A. CONSOLIDATED STATEMENT OF CASH FLOWS THREE MONTH PERIODS ENDED 31 MARCH 2015 AND 2014 Euro 1Q15 1Q14 Restated OPERATING ACTIVITIES Payments to suppliers (3,993,406) (632,572) Payments to employees (1,162,869) (5,787,425) Payments relating to income taxes 578,400 (5,723,387) Other cash receipts, net 177,483 - Cash flows from operating activities related to continuing operations (4,400,392) (12,143,384) Cash flows from operating activities related to discontinued operations 229,187,483 Cash flows from operating activities (1) (4,400,392) 217,044,099 INVESTING ACTIVITIES Cash receipts resulting from: Tangible and intangible assets - 5,343 Interest and related income 180,375 9,315,241 180,375 9,320,584 Payments resulting from: Short-term financial applications - (2,776,124) Financial investments - (18,472) Tangible and intangible assets - (52,386) - (2,846,982) Cash flows from investing activities related to continuing operations 180,375 6,473,602 Cash flows from investing activities related to discontinued operations (294,557,995) Cash flows from investing activities (2) 180,375 (288,084,393) FINANCING ACTIVITIES Payments resulting from: Loans obtained (32,200) (52,445) Interest and related expenses (765,988) (4,225) Cash flows from financing activities related to continuing operations (798,188) (56,670) Cash flows from financing activities related to discontinued operations (315,529,658) Cash flows from financing activities (3) (798,188) (315,586,328) Cash and cash equivalents at the beginning of the period 109,511,599 1,658,950,514 Change in cash and cash equivalents (4)=(1)+(2)+(3) (5,018,205) (386,626,622) Effect of exchange differences (193,469) 4,514,720 Cash and cash equivalents at the end of the period 104,299,925 1,276,838,612

For further information: ir@pharol.pt/www.pharol.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2015

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.